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NEWS RELEASE

SHAW ANNOUNCES CLOSING OF C$900 MILLION SENIOR NOTES OFFERING

Calgary, Alberta (December 7, 2010) – Shaw Communications Inc. (“Shaw”) announced today that it has closed its offering of C$500 million principal amount of 5.50% senior unsecured notes due 2020, as well as its reopened offering of 6.75% senior unsecured notes due 2039 for an additional C$400 million. The senior notes were made available in Canada and the United States, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. and Scotia Capital Inc. acting as co-lead agents.

The net proceeds of this offering will be used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest Global Communications Corp. and effect a subsequent related debt refinancing.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca